REEF GLOBAL ENERGY VII, L.P.

1901 N. Central Expressway, Suite 300

Dallas, Texas 75080

October 25, 2007

Jill Davis
John Cannarella
Jennifer Goeken
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, NE

Washington, D.C. 20549-7010

RE:	Reef Global Energy VII, L.P. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 000-52539

Ladies and Gentlemen:

We are writing in response to the letter of comments from the United States Securities and Exchange Commission (the “Commission”) to the Company, dated October 3, 2007, with respect to the Company’s Form 10-K for fiscal year ended December 31, 2006 (the “Form 10-K”). The following is our response to your comment letter of October 3, 2007. In order to facilitate your review, we have repeated each of your numbered comments in italics followed immediately by our response to that particular comment.

Form 10-K For the Fiscal Year Ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

1.                                 We note your response to our prior comment two of our letter dated August 20, 2007. Please ensure your discussion and analysis of historical cashflows is not merely a recitation of changes evident from the financial statements. For example, you indicate that as of December 31, 2006, the Partnership expended $20,802,492 on property acquisitions and prepayment. Please provide analysis explaining the nature of the specific property acquisitions and indicate the specific amounts expended with respect to each acquisition. In addition, please provide analysis explaining the underlying reasons for the fluctuations in the working capital

Response:

The Company acknowledges the Commission’s comment. Because the Company raises all of its capital during a set offering period, then, generally within a 24-36 month period of time utilizes the capital raised for lease acquisition, drilling, and administrative costs during its drilling phase of operations, working capital declines continually during the drilling phase of operations as cash is spent for lease acquisitions and drilling operations. There are no unusual fluctuations in working capital. We will expand our future discussion of cashflows to provide additional details regarding the number of exploratory and developmental projects upon which cash has been expended and the amounts of cash expended on these projects.

2.                                 We have considered your response to prior comment number four of our letter dated August 20, 2007 and note your position that since prepaid drilling costs are non-refundable they are properly classified as property at the time the payments are made. Based on this explanation, it remains unclear how the classification of amounts paid for activities yet to occur are appropriately classified within a full cost property account. Please provide additional support for your classification of these prepaid drilling costs under Rule 4-10(a) and 4-10(c)(2) of Regulation S-X.

Response:

Based on our counsel's discussion with Mr. Cannarella today, we are preparing a response to this comment, which we will submit to the Commission no later than October 30, 2007.

3.                                 We note from your response to prior comment number five that you typically purchase leasehold interests and commence drilling operations shortly after acquisition. Based on this explanation, please explain to us in greater detail the nature of these costs you classify as drilling in progress and why you believe it is appropriate to exclude these costs from the amortization computation under Rule 4-10(c)(3)(ii) of Regulation S-X

Response:

The Company acknowledges the Commission’s comment. In our prior response we indicated to you that as of December 31, 2006 the items classified as drilling in progress and prepaid drilling cost on our balance sheet were considered to be unproved properties, and that in future filings with the Commission we would comply with the classifications required by Regulation S-X.

We believe that these items are properly classified as unproved properties at December 31, 2006 because in no cases have the costs been paid in connection with reserves classified at December 31, 2006 as proved reserves. Therefore, under 4-10(c)(3)(ii)(A) of Regulation S-X, such costs are to be excluded from the amortization base until it is determined whether or not proved reserves can be assigned to the properties.

*     *     *

Supplemental information set forth herein and in the exhibits hereto has been provided for the information of the Commission only and shall not be deemed to have been filed.

We acknowledge that:

•                           the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                           the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the staff’s comments. Should you have any additional questions or comments, please do not hesitate to contact the undersigned at (972) 437-6792 or Jon Carroll of Baker & McKenzie LLP at (214) 978-3023.

Sincerely,

REEF GLOBAL ENERGY VII, LP

Reef Oil & Gas Partners, L.P.,
Its Managing General Partner

		By:	/s/ Dan Sibley
Dan Sibley
Chief Financial Officer

cc:	Joel Held, Baker & McKenzie LLP
Jon Carroll, Baker & McKenzie LLP